EVANSTON ALTERNATIVE OPPORTUNITIES FUND
1560 Sherman Ave, Ste 960
Evanston, IL 60201

April 30, 2024
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Amendment Filing for:
Evanston Alternative Opportunities Fund (File No. 811-22904) (the “Fund”)
Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Fund:
1. A copy of an Extension Rider, which amends the Investment Company Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA, which lists the Fund as insured, previously filed by the Fund with the Securities and Exchange Commission on May 3, 2023 (the “Bond”), to extend the term of the Bond until May 7, 2024.
2. A certificate of the Fund’s Secretary attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund’s Board of Trustees (including those members who are not “interested persons,” as defined in the 1940 Act, of the Fund) which authorize the foregoing extension of the Bond and confirm the Board of Trustees’ determination that the Bond is in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act.
The invoice for the Bond premium has not been received by the Fund but will be promptly paid by the Fund once received for the coverage period from May 1, 2023 to May 7, 2024, and the Bond is written for a $1,000,000 limit of liability.
This filing amends the Fund’s previous filing pursuant to Rule 17g-1 of the 1940 Act, filed on May 3, 2023.

Very truly yours,

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

By:	/s/ Scott Zimmerman
Name:	Scott Zimmerman
Title:	Secretary

EVANSTON ALTERNATIVE OPPORTUNITIES FUND
SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is the Secretary of Evanston Alternative Opportunities Fund, a Delaware statutory trust (the “Fund”); that the following is a true and correct copy of the resolutions duly adopted by the Board of Trustees of the Fund on March 20, 2024; and that said resolutions are in full force and effect:
RESOLVED: If North Square Investments, LLC (“NSI”) does not secure the Fidelity Bond (as defined below) in connection with the agreement by and between NSI and Evanston Capital Management, LLC (the “Adviser”) pursuant to which NSI will be engaged as the adviser to the Fund, and the Adviser will be engaged as sub-adviser to the Fund, that the Fund be renewed as an insured under the Investment Company Blanket Bond (the “Fidelity Bond”), meeting all applicable requirements of Rule 17g-1 under the 1940 Act, issued to the Fund and the Adviser for the period beginning May 1, 2024 and ending May 1, 2025 by National Union Fire Insurance Company of Pittsburgh, PA or an affiliate (AIG), a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the Trustees, officers and the other employees of the Fund from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act, in the amount of $1 million covering the Fund; and it is further
RESOLVED: That the Board, including a majority of the Independent Trustees, finds that the Fidelity Bond is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Fund’s portfolio; and it is further
RESOLVED: That the Joint Fidelity Bond Agreement between the Fund and the Adviser, in substantially the form presented at the Board meeting on March 20, 2023, regarding the allocation of premiums for, and share of recovery from, the Fidelity Bond as required by Rule 17(g)-1(f) under the 1940 Act, be, and it hereby is, ratified, confirmed, and extended; and it is further
RESOLVED: That the Secretary be, and is hereby designated as the party responsible for making all necessary filings with the SEC and giving all notices on behalf of the Fund with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.
RESOLVED: That the appropriate officers of the Fund be, and each hereby is, authorized and directed to do or cause to be done all such other actions, and make, execute and deliver any and all of such documents in the name and on behalf of the Fund, under their seal or otherwise, as they, or any of them, may deem necessary or desirable to carry out the intent or purpose of the foregoing resolutions.

Dated as of April 30, 2024.

/s/ Scott Zimmerman
Scott Zimmerman
Secretary